Exhibit (a)(28)

FOR IMMEDIATE RELEASE

Allergan Files Lawsuit in Federal Court against Valeant and Pershing Square for Violations of Federal Securities Laws

Complaint Alleges Pershing Square and Valeant Circumvented Insider Trading Laws and Violated SEC Rule 14e-3

Allergan Believes Pershing Square and Valeant Have Failed to Disclose Material Information in Order to Advance Takeover Attempt

Allergan is Committed to Protecting Rights of All Stockholders; Will Seek Expedited Decision

Irvine, Calif., (August 1, 2014) — Allergan, Inc. (NYSE: AGN) (“Allergan” or the “Company”) today filed a lawsuit in the United States District Court for the Central District of California against Valeant Pharmaceuticals International, Inc. (“Valeant”), Pershing Square Capital Management, L.P. (“Pershing Square”) and its principal, William A. Ackman, alleging that Valeant, Pershing Square and Mr. Ackman violated federal securities laws prohibiting insider trading, engaged in other fraudulent practices, and failed to disclose legally required information.

After careful consideration, Allergan decided to file the lawsuit in order to ensure that all of its stockholders have the opportunity to make decisions regarding their investment in the Company based on compliant, full and fair disclosures, and to ensure that any stockholders voting on corporate matters acquired their shares in accordance with the law. The Allergan Board of Directors is strongly committed to protecting the stockholder franchise and believes it is important that the rights of the Company’s stockholders not be infringed by the actions of one hedge fund that significantly profited (to the detriment of other stockholders and the market) by trading in Allergan securities while in possession of material non-public information regarding Allergan. Specifically, as the complaint alleges, between February 2014 and April 2014, Pershing Square purchased Allergan stock and securities then valued at over $3.2 billion from unknowing Company stockholders while fully aware of Valeant’s nonpublic takeover intentions, thereby securing for itself and depriving the selling stockholders of value appreciation worth approximately $1.2 billion upon Valeant’s announcement of its initial offer on April 22, 2014.

In its complaint, Allergan is seeking, among other remedies, a declaration from the court that Pershing Square and Valeant violated insider trading and disclosure laws, and an order rescinding Pershing Square’s purchase of the Allergan shares it acquired illegally. Allergan reserves the right to seek additional remedies against all appropriate parties.

Details of the Complaint

The complaint alleges that Valeant, Pershing Square and Mr. Ackman, violated Sections 13(d), 14(a), and 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), which prohibit insider trading and require full and fair disclosure for stockholders in the context of proxy solicitations and tender offers, and the rules promulgated by the U.S. Securities and Exchange Commission (“SEC”) under those Sections, including Rule 14e-3.

The complaint alleges, among other things, that:

•	Valeant always directed the unsolicited transaction to acquire Allergan toward a tender offer. Valeant’s Chairman and Chief Executive Officer, J. Michael Pearson, confirmed the foregoing on June 17, 2014, when he said of Valeant’s initial proposal: “We suspected at the time it would ultimately have to go directly to Allergan shareholders. We were correct.”

•	Debt-laden Valeant did not have the resources to acquire Allergan, and therefore sought third-party financing assistance from Mr. Ackman and his hedge fund, Pershing Square, which are wholly separate persons from Valeant.

•	By the time Valeant and Pershing Square entered into their financing agreement, Valeant had taken what prior courts have held to be substantial steps toward a tender offer, including: (i) hiring financial and legal advisors, (ii) holding multiple board and committee meetings, and (iii) negotiating the respective financial commitments of the parties.

•	After Valeant shared its nonpublic takeover intentions with its third-party financier, and after taking these substantial steps toward a tender offer, an LLC entity formed and controlled entirely by Pershing Square – PS Fund 1, LLC – purchased significant amounts of Allergan stock and other securities using zero-strike price call options and equity forwards, without disclosing Valeant’s intentions to the market. As a result, the parties who sold such securities to PS Fund 1 were significantly damaged.

•	An examination of trading activity between February 2014 and April 2014 establishes that PS Fund 1, at the direction of Mr. Ackman and Pershing Square, was the sole purchaser of Allergan stock and other securities, and that Valeant purchased no shares of Allergan stock or other securities.

•	Valeant’s belated addition as a de minimis investor in PS Fund 1 does not change these facts. Indeed, by the time Valeant was added as a member of and contributed capital to PS Fund 1, the fund had already acquired more than 11 million Allergan shares or options.

•	The terms of the parties’ agreement and the parties’ subsequent actions make clear that Valeant, and not PS Fund 1, Pershing Square or Mr. Ackman, was and has continued to be the sole person seeking to acquire Allergan.

•	Mr. Ackman has repeatedly represented that he was simply “Allergan’s largest shareholder” interested in “maximiz[ing] value for all Allergan shareholders,” whether through a transaction with Valeant or by “identifying a superior transaction with another company.”

•	PS Fund 1’s rapid acquisition of a total of 9.7% of outstanding Allergan stock, while in possession of material nonpublic information, violated Rule 14e-3.

•	Valeant and Pershing Square’s construction of a shell entity through which to act, and their self-serving description of that relationship through which they have sought to mask these facts, does not and cannot legitimize their unlawful conduct.

Rule 14e-3, promulgated by the SEC under the Exchange Act, provides that, where any “offering person” has taken “a substantial step or steps” to commence a tender offer of a target company, any “other person” who is in possession of material nonpublic information relating to that tender offer is prohibited from purchasing or selling any securities of the target company, unless the information is publicly disclosed within a reasonable time prior to the purchase or sale. The complaint alleges that Valeant, who was and is the “offering person” within the meaning of this rule, took substantial steps to commence a tender offer for Allergan and tipped Mr. Ackman (and the entities he controls) – the “other person” within the meaning of this rule – to those otherwise undisclosed intentions, and that Mr. Ackman then traded in Allergan securities on the basis of this material, nonpublic information.

The complaint also alleges that in furtherance of their takeover efforts, Valeant and Pershing Square have:

•	Released demonstrably false and misleading proxy solicitation materials that misstate their relationship and intentions regarding a transaction; and

•	Repeatedly misstated the certainty of the proposed transaction and the value of the consideration being offered to Allergan stockholders, among other material facts – information that is critical to Allergan stockholders in considering whether to deliver consents in favor of a special stockholder meeting, and whether to tender their shares to Valeant in an exchange offer.

Allergan fully supports the rights of its stockholders to call a special meeting in accordance with the Company’s charter and bylaws, and therefore will seek expedition of the federal court’s decision so that the Company can quickly resolve this matter and continue focusing on delivering enhanced value to all of its stockholders.

About Allergan

Allergan is a multi-specialty health care company established more than 60 years ago with a commitment to uncover the best of science and develop and deliver innovative and meaningful treatments to help people reach their life’s potential. Today, we have approximately 11,700 highly dedicated and talented employees, global marketing and sales capabilities with a presence in more than 100 countries, a rich and ever-evolving portfolio of pharmaceuticals, biologics, medical devices and over-the-counter consumer products, and state-of-the-art resources in R&D, manufacturing and safety surveillance that help millions of patients see more clearly, move more freely and express themselves more fully. From our beginnings as an eye care company to our focus today on several medical specialties, including eye care, neurosciences, medical aesthetics, medical dermatology, breast aesthetics, and urologics, Allergan is proud to celebrate more than 60 years of medical advances and proud to support the patients and customers who rely on our products and the employees and communities in which we live and work. For more information regarding Allergan, go to: www.allergan.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to statements regarding a proposed offer or proposal by Valeant and/or Pershing Square. These forward-looking statements are made as of the date they were first issued and are based on current expectations as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Allergan’s control. Allergan expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. Additional information concerning these and other risks can be found in press releases issued by Allergan, as well as Allergan’s public filings with the U.S. Securities and Exchange Commission, including the discussion under the heading “Risk Factors” in Allergan’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. Copies of Allergan’s press releases and additional information about Allergan are available at www.allergan.com or you can contact the Allergan Investor Relations Department by calling 1-714-246-4636.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC that has been mailed to stockholders of the Company. In addition, the Company has filed a preliminary solicitation statement with the SEC on July 29, 2014 and intends to file a definitive solicitation statement. Any definitive solicitation statement will be mailed to stockholders of the Company. INVESTORS AND STOCKHOLDERS OF ALLERGAN ARE ENCOURAGED TO READ THESE AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY MAY FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents as they become available and any other documents filed with the SEC by the Company at the SEC’s website at www.sec.gov. In addition, copies will also be available at no charge at the Investors section of the Company’s website at www.allergan.com. Copies of these materials may also be requested from Allergan’s information agent, Innisfree M&A Incorporated, toll-free at 877-800-5187. The Company, its directors and certain of its officers and employees are participants in solicitations of Company stockholders. Information regarding the names of the Company’s directors and executive officers and their respective interests in the Company by security holdings or otherwise is set forth in the Company’s proxy statement for its 2014 annual meeting of stockholders, filed with the SEC on March 26, 2014, as supplemented by the proxy information filed with the SEC on April 22, 2014. Additional information can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 25, 2014 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 7, 2014. To the extent holdings of the Company’s securities have changed since the amounts printed in the proxy statement for the 2014 annual meeting of stockholders, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC.

Allergan Contacts

Bonnie Jacobs, Allergan, (714) 246-5134

or

Joele Frank, Dan Katcher, and Scott Bisang, Joele Frank, Wilkinson Brimmer Katcher, (212) 355-4449